[English language translation for reference purposes only]
December 21, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

NHTSA SETTLEMENT - STATEMENT

Toyota Motor Corporation hereby notifies that it has reached two settlement agreements today (December 20, 2010 U.S. EST) with the National Highway Traffic Safety Administration (NHTSA) related to the timeliness of the company’s recalls to address potential concerns with steering relay rods and the potential for pedal entrapment by unsecured, incompatible or improperly installed floor mats. Please see the attached press releases for the details regarding the above.

NHTSA SETTLEMENT – STATEMENT

Toyota Motor Corporation (TMC) announced today that it has reached two settlement agreements with the National Highway Traffic Safety Administration related to the timeliness of recalls conducted by the company in 2005 to address potential concerns with steering relay rods and from 2007 to early 2010 to address the potential for pedal entrapment by unsecured, incompatible or improperly installed floor mats.  Toyota has agreed to pay $32.425 million as part of these settlements, without admitting to any violation of its obligations under the U.S. Safety Act.

Steve St. Angelo, Toyota’s Chief Quality Officer for North America, said:

“Toyota is pleased to have resolved these legacy issues related to the timeliness of prior recalls dating back to 2005.  All 30,000 of our U.S. team members, and the tens of thousands of Americans at dealers and suppliers across the country, have worked very hard over the past year to put these issues behind us and set a new standard of responsiveness to our customers.  These agreements are an opportunity to turn the page to an even more constructive relationship with NHTSA and focus even more on listening to our customers and meeting their high expectations for safe and reliable vehicles.

“As we have demonstrated in recent months, our North American operations now have a greater voice in making safety decisions, and we are taking appropriate action whenever any issues emerge.  We’ve substantially strengthened our ability to investigate customer concerns through our rapid-response SMART evaluation process and other measures.  And, we are continuing to equip our vehicles with advanced features, including our Star Safety System and Smart Stop Technology, both of which are standard on all new models sold in the U.S.

“We are grateful to Toyota drivers for their confidence in the quality and reliability of our vehicles, as reflected in our position as America’s leading retail auto brand.  In keeping with the values that have always defined Toyota, we will always put our customers first in everything that we do.”